Exhibit 99.1

Bellatrix Exploration Ltd. Announces First Quarter 2014 Financial Results

TSX, NYSE MKT: BXE

CALGARY, May 6, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces its financial and operating results for the three months ended March 31, 2014.

Forward-Looking Statements

This press release, including the report to shareholders, contains forward-looking statements.  Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management's discussion and analysis (the "MD&A") attached to this press release.

HIGHLIGHTS

	Three months ended March 31,
	2014	2013
FINANCIAL (unaudited)
(CDN$000s except share and per share amounts)
Revenue (before royalties and risk management (1))	163,585	65,543
Funds flow from operations (2)	77,642	37,545
Per basic share (5)	$0.45	$0.35
Per diluted share (5)	$0.45	$0.32
Cash flow from operating activities	84,300	35,527
Per basic share (5)	$0.49	$0.33
Per diluted share (5)	$0.48	$0.30
Net profit	25,167	4,561
Per basic share (5)	$0.15	$0.04
Per diluted share (5)	$0.14	$0.04
Exploration and development	152,686	91,459
Corporate	2,956	140
Property acquisitions	260	10
Capital expenditures - cash	155,902	91,609
Property dispositions - cash	(39)	5
Corporate acquisitions and other non-cash items	-	787
Total capital expenditures - net (4)	155,863	92,401
Long-term debt	335,118	150,827
Convertible debentures (6)	-	51,105
Adjusted working capital (excess) deficiency (3)	137,970	43,488
Total net debt (3)	473,088	245,420
Total assets	1,707,929	759,775
Total shareholders' equity	933,670	386,750

OPERATING		Three months ended March 31,
		2014	2013
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	12,405	5,983
Natural gas	(mcf/d)	135,865	80,158
Total oil equivalent	(boe/d)	35,049	19,343
Average prices
Light crude oil and condensate	($/bbl)	98.65	92.11
NGLs (excluding condensate)	($/bbl)	57.50	42.30
Heavy oil	($/bbl)	62.77	53.69
Crude oil, condensate and NGLs	($/bbl)	80.41	73.60
Crude oil, condensate and NGLs (including risk management (1))	($/bbl)	74.67	73.44
Natural gas	($/mcf)	5.88	3.50
Natural gas (including risk management (1))	($/mcf)	4.88	4.42
Total oil equivalent	($/boe)	51.27	37.28
Total oil equivalent (including risk management (1))	($/boe)	45.36	41.02

Statistics
Operating netback (4)	($/boe)	32.86	21.03
Operating netback (4) (including risk management (1))	($/boe)	26.95	24.77
Transportation	($/boe)	1.61	0.83
Production expenses	($/boe)	8.12	8.65
General & administrative	($/boe)	1.75	2.06
Royalties as a % of sales after transportation		17%	19%

COMMON SHARES
Common shares outstanding		172,761,228	107,919,329
Share options outstanding		9,472,505	9,293,228
Shares issuable on conversion of convertible debentures (6)		-	9,821,429
Fully diluted common shares outstanding		182,233,733	127,033,986
Diluted weighted average shares - net profit (5)		174,321,930	110,725,084
Diluted weighted average shares - funds flow from operations and cash flow from operating activities (2) (5)		174,321,930	120,546,513
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		9.44	6.70
Low		7.64	4.03
Close		9.35	6.54
Average daily volume		1,848,581	674,726
NYSE MKT
(US$, except volumes) based on intra-day trading
High		8.55	6.60
Low		6.93	4.10
Close		8.43	6.43
Average daily volume		156,011	67,190

(1)	The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2)	The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the year.

(3)	Net debt and total net debt are considered non-GAAP measures. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(4)	Operating netbacks and total capital expenditures - net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.

(5)	Basic weighted average shares for the three months ended March 31, 2014 were 171,626,707 (2013: 107,882,027).

In computing weighted average diluted earnings per share for the three months ended March 31, 2014, a total of 2,695,223 (2013: 2,843,057) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of nil (2013: 9,821,429) common shares issuable on conversion of convertible debentures were added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 174,321,930 (2013: 110,725,084).

In computing weighted average diluted cash flow from operating activities and funds flow from operations per share for the three months ended March 31, 2014, a total of 2,695,223 (2013: 2,843,057) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and no common shares issuable (2013: 9,821,429) on conversion of convertible debentures were added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 174,321,930 (2013: 120,546,513). As a consequence, no interest and accretion expense (net of income tax effect) was added to the numerator (2013: $0.8 million).

(6)	During the year ended December 31, 2013, the Company announced a notice of redemption of its then outstanding $55.0 million 4.75% convertible debentures, with a redemption date set of October 21, 2013. During September and October 2013, the $55.0 million principal amount of remaining convertible debentures were converted or redeemed in exchange for an aggregate of 9,794,848 common shares of the Company. For the three months ended March 31, 2013, shares issuable on conversion of convertible debentures were calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.

(7)	TSX and Other includes the trading statistics for the Toronto Stock Exchange and other Canadian trading markets.

REPORT TO SHAREHOLDERS

Bellatrix posted a record quarter highlighted by:

•	Q1 2014 earnings of $25 million ($0.15 per basic share) up 452% over Q1 2013
•	Q1 2014 funds flow from operations of $78 million ($0.45 per basic share) up 107% over Q1 2013
•	Q1 2014 production of 35,049 boe/d (35% Oil & NGL's) up 81% over Q1 2013
•	Revenues of $164 million up 150% over Q1 2013
•	Capital expenditures of $156 million
•	100% success in drilling and/or participating in 44 gross / 25.6 net wells
•	Q1 2014 operating costs of $7.53/boe after deducting processing and third party income
•	General and administration ("G&A") expenses reduced to $1.75/boe compared to $2.06/boe in Q1 2013

During the first quarter of 2014 Bellatrix faced significant production constraints at third party midstream gas processing facilities.  In the Strachan, Ferrier, Brazeau and Pembina areas of West Central Alberta the existing gas processing capacity has been overwhelmed by industry's accelerated development of resources, primarily in the Cardium and Mannville formations, effectuated by the successful adaptation of horizontal drilling techniques coupled with innovative application of slick water fracturing technology.

In an effort to alleviate the impacted midstream gas processing issues, Bellatrix has been very proactive.  Early in 2013, the Company completed a front end engineering design, an environmental assessment and obtained the necessary regulatory approvals to construct a new Bellatrix deep cut gas plant in the Alder Flats area of West Central Alberta.  Phase One of the facility will process 110 mmcf/d of raw gas and is designed to extract 99% of the propane, and 100% of the butane and condensate from the inlet raw gas stream.  Construction is underway with an anticipated commissioning date of July 1, 2015.  Phase Two is expected to be commissioned by April 1, 2016 doubling the inlet raw gas processing capacity to 220 mmcf/d.  The facility will significantly reduce operating costs while doubling current liquid recovery from the gas stream.  An additional $70 million of capital, relating to the deep cut plants, will be spent in the second half of 2014 for a revised net capital budget of $440 million for fiscal 2014.  Bellatrix plans to utilize funds from operations and existing credit facilities to fund ongoing capital spending and operating requirements.

In addition, the Company has negotiated a firm service agreement to process 100 mmcf/d at the Blaze Gas Plant located in West Pembina (4-31-48-12W5M) yielding a significant reduction in processing fees.  The reduced operating costs coupled with increased liquid recoveries provided by the Blaze Facility further insulates the Company against commodity price fluctuations while improving long term profitability.

On April 2, 2014, Bellatrix announced the completion of a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze"), completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant.  The pipeline was commissioned on April 1, 2014 at 11:00 am reaching 35 mmcf/d in the first day of operation.  During the month of April, Blaze incrementally increased Bellatrix's gas volumes as they recommissioned the facility to handle processing the higher volumes delivered by Bellatrix.   As of May 1, 2014 the plant was accepting up to 90 mmcf/d at the inlet of the facility.

In the fourth quarter of 2013 and in the first quarter of 2014, Bellatrix installed a total of 8 field booster compressors located at 13-5-45-9W5 (tie-in point to the Blaze pipeline) with capacity of 97 mmcf/d.  As the pipeline ramped up to full capacity and current constraints are removed, Bellatrix expects that the previously announced production restrictions in West Central Alberta will be alleviated.  Current production levels the first week of May are +/- 40,000 boe/d.

Also during the Q1 2014 the Company invested in the following facilities:

•	Installed 75 km of 3" to 6" gathering lines
•	Commenced construction of phase two of the Ferrier 9-3 compressor station increasing compression from 6,700 HP to 13,400 HP
•	Commenced construction of North Brazeau 5-5 Oil Battery
•	Completed an 8 inch lateral line from South Brazeau to the Ferrier 13-5 compressor facility
•	Initiated build out of a high capacity Baptiste gathering system designed for 50 mmcf/d

Grafton Joint Venture Capital Investment Increase

On April 10, 2014, Bellatrix announced that Grafton Energy Co. I Ltd. ("Grafton") elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is located in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement prior to the exercise of this option, Grafton was committed to contributing 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 net Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest ("WI") in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture WI. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Operational highlights for the three months ended March 31, 2014 include:

•	Bellatrix posted a 100% success rate during the first quarter of 2014, drilling and/or participating in 44 gross (25.56 net) wells, resulting in 36 gross (21.87 net) Cardium oil wells, 7 gross (3.04 net) Notikewin/Falher liquids-rich gas wells, and one gross (0.65 net) Cardium gas well.
•	Q1 2014 sales volumes averaged 35,049 boe/d (weighted 35% to oil, condensate, and NGLs, and 65% to natural gas). This represents an 81% increase over average sales volumes in the first quarter of 2013 of 19,343 boe/d and a 61% increase over average sales in the fourth quarter of 2013 of 21,829 boe/d.
•	During the first quarter of 2014, the Company spent $155.9 million on capital projects, compared to $91.6 million in Q1 2013.
•	As at March 31, 2014, Bellatrix had approximately 409,074 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

Financial highlights for the three months ended March 31, 2014 include:

•	The net profit for Q1 2014 was $25.2 million ($0.15 per basic share), compared to $4.6 million in Q1 2013.
•	Q1 2014 revenue before royalties and risk management contracts was $163.6 million, 150% higher than the $65.5 million recorded in Q1 2013. The increase in revenues in the first quarter of 2014 was primarily due to significantly increased light oil and condensate, NGL, and natural gas sales volumes in conjunction with higher realized prices for all commodities, partially offset by reduced heavy oil sales volumes compared to Q1 2013.
•	Funds flow from operations for the first quarter of 2014 was $77.6 million ($0.45 per basic share), an increase of 107% from $37.5 million ($0.35 per basic share) in Q1 2013. The increase in funds flow from operations between the 2014 and 2013 periods was principally due to increased overall production volumes and higher realized prices for all commodities, partially offset by a higher net realized loss on commodity contracts, increased general and administrative expenses, operating, transportation, and royalties expenses.
•	Crude oil, condensate and NGLs produced 56% of petroleum and natural gas sales revenue for the three months ended March 31, 2014.
•	Production expenses for Q1 2014 were $8.12/boe ($25.6 million), compared to $8.65/boe ($15.1 million) in the first quarter of 2013. The decrease in production expenses per boe was primarily due to increased production volumes resulting from 2013 and Q1 2014 drilling in areas with lower production expenses, as well as continued field optimization projects. Production expenses, after deducting processing and other third party income, for the three months ended March 31, 2014 were $7.53/boe ($23.8 million), compared to $8.28/boe ($14.5 million) in Q1 2013.
•	Operating netbacks after including risk management for Q1 2014 were $26.95/boe, up from $24.77/boe in Q1 2013. Operating netbacks before risk management for Q1 2014 were $32.86/boe, up from $21.03/boe in the first quarter of 2013. The increased netbacks including risk management were primarily the result of higher realized prices for all commodities and lower production expenses, partially offset by a realized loss on commodity contracts in Q1 2014 compared to a net gain in Q1 2013, higher transportation expenses, and increased royalty expenses.
•	G&A expenses for Q1 2014 decreased on a per boe basis to $1.75/boe ($5.5 million), compared to $2.06/boe ($3.6 million) for Q1 2013.
•	As at March 31, 2014, Bellatrix had $164.9 million undrawn on its total $500 million credit facility.
•	Total net debt as of March 31, 2014 was $473.1 million.

As of May 5, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.85 CDN	$ 3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.84 CDN	$ 3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 4.14 CDN	$ 4.14 CDN	AECO

OUTLOOK

With the major infrastructure constraints behind us, Bellatrix will once again turn its full attention to growth and increasing shareholder value.

During the second quarter the Company will utilize its existing multi-well drilling and production pad sites to maintain at least 5 active drilling rigs targeting 20 to 22 gross (9 to 10 net) wells.  As soon as practical, when existing road restrictions are removed, Bellatrix will be active in drilling with 10 to 12 rigs operating in its two core resource plays, the Cardium oil (Bellatrix is the second largest land holder with 338 net sections in the Cardium play) and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology for the remainder of 2014.  A revised net capital budget of $440 million has been set for fiscal 2014.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 42,500 boe/d to 43,500 boe/d and an exit rate of approximately 47,000 boe/d.

Raymond G. Smith, P. Eng.
President and CEO
May 5, 2014

Note:

Bellatrix's annual and special meeting of shareholders is scheduled for 3:00 pm on May 21, 2014 in the Devonian Room at the Calgary Petroleum Club.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 5, 2014 - The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2014 and the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein.  This commentary is based on information available to, and is dated as of, May 5, 2014. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION:  The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the terms total net debt and net debt. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities.  The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability.  Net debt and total net debt include the adjusted working capital deficiency (excess).  The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements.  For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding.  Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders contains the terms of operating netbacks and total capital expenditures - net, which are not recognized measures under GAAP.  Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies.  Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.

This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

JOINT ARRANGEMENTS: Bellatrix is a partner of the following joint arrangements, which have been classified under IFRS as joint operations.  This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas.  For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE - Bellatrix has a joint venture (the "Grafton Joint Venture") with Grafton Energy Co I Ltd. ("Grafton") in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82%, or $200 million, to the joint venture to participate in an expected 58 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest ("WI") in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Grafton Joint Venture WI. On April 10, 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture.

DAEWOO AND DEVONIAN PARTNERSHIP - Bellatrix has a joint venture arrangement (the "Daewoo and Devonian Partnership") with Canadian subsidiaries of two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian") in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix's WI share of producing assets, an operated compressor station and gathering system and related land acreage.

TROIKA JOINT VENTURE - Bellatrix has a joint venture (the "Troika Joint Venture") with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% or $120 million towards a capital program for drilling of an expected 63 gross wells and will receive a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans,  operations and strategy, drilling plans and the timing thereof, commodity price risk management strategies, 2014 capital expenditure budget, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2014 production expenses and general and administrative expenses, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, the Company's drilling inventory and capital required therefor, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2014 capital expenditure program utilizing various available sources of capital, expected 2014 average daily production and exit rate, plans to continue commodity risk management strategies, timing of redetermination of borrowing base, plans for additional facilities and infrastructure and timing and effects thereof and expectation that production restrictions will be alleviated may constitute forward-looking statements under applicable securities laws. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov, and at Bellatrix's website www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

Grafton Joint Venture Capital Investment Increase

On April 10, 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is located in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement prior to the exercise of this option, Grafton was committed to contributing 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 net Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's WI in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture WI. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Blaze Pipeline

On April 2, 2014, Bellatrix announced the completion of a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze"), completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant located at 4-31-48-12W5.  Bellatrix has secured firm processing capacity of 100 mmcf/d in the plant.  The pipeline was commissioned on April 1, 2014 at 11:00 am reaching 35 mmcf/d in the first day of operation.  In the fourth quarter of 2013 and in the first quarter of 2014, Bellatrix installed a total of 8 field booster compressors located at 13-5-45-9W5 (tie-in point to the Blaze pipeline) with capacity of 97 mmcf/d.  As the pipeline is ramped up to full capacity and current constraints are removed over the next couple of weeks Bellatrix expects that the previously announced production restrictions in West Central Alberta will be alleviated.

First Quarter 2014 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended March 31, 2014 averaged 35,049 boe/d compared to 19,343 boe/d in the same period of 2013, representing an 81% increase.  Total crude oil, condensate and NGLs averaged approximately 35% of sales volumes for the 2014 first quarter, compared to 31% in the corresponding period in 2013.  The increase in total sales was primarily a result of an increase in capital expenditures by $64.3 million, attributable in part to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture entered into after the first quarter of 2013, Bellatrix's continued drilling success achieved in the Cardium and Notikewin resource plays, and additional sales volumes acquired through the acquisition of Angle Energy Inc. ("Angle") in December, 2013.  Capital expenditures for the three months ended March 31, 2014 were $155.9 million, compared to $91.6 million during the same period of 2013.

Sales Volumes
		Three months ended March 31,
		2014	2013
Light oil and condensate	(bbls/d)	6,899	3,714
NGLs (excluding condensate)	(bbls/d)	5,432	2,072
Heavy oil	(bbls/d)	74	197
Total crude oil, condensate and NGLs	(bbls/d)	12,405	5,983

Natural gas	(mcf/d)	135,865	80,158

Total boe/d	(6:1)	35,049	19,343

In the first quarter of 2014, Bellatrix posted a 100% success rate, drilling and/or participating in 44 gross (25.56 net) wells, resulting in 36 gross (21.87 net) Cardium oil wells, 7 gross (3.04 net) Notikewin/Falher liquids-rich gas wells, and one gross (0.65 net) Cardium gas well.

By comparison, during the 2013 first quarter, Bellatrix drilled or participated in 21 gross (17.08 net) wells, which included 18 gross (14.98 net) Cardium light oil horizontal wells and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas horizontal wells.

For the three months ended March 31, 2014, crude oil, condensate and NGL sales volumes increased by approximately 107%, averaging 12,405 bbls/d compared to 5,983 bbls/d in the first quarter of 2013. The weighting towards crude oil, condensate and NGLs for the first quarter of 2014 was 35%, compared to 31% in the first quarter of 2013.

Sales of natural gas averaged 135.9 mmcf/d during the first quarter of 2014, compared to 80.2 mmcf/d in the same period in 2013, an increase of 69%.

For 2014, Bellatrix will continue to be active in drilling with 10 to 12 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology.  A revised net capital budget of $440 million has been set for fiscal 2014.   Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 42,500 boe/d to 43,500 boe/d and an exit rate of approximately 47,000 boe/d.

Commodity Prices

Average Commodity Prices
	Three months ended March 31,
	2014	2013	% Change

Exchange rate (US$/CDN$)	0.9064	0.9917	(9)

Crude oil:
WTI (US$/bbl)	98.61	94.36	5
Edmonton par - light oil ($/bbl)	100.18	88.65	13
Bow River - medium/heavy oil ($/bbl)	83.87	64.35	30
Hardisty Heavy - heavy oil ($/bbl)	76.58	50.18	53
Bellatrix's average prices ($/bbl)
Light crude oil and condensate	98.65	92.11	7
NGLs (excluding condensate)	57.50	42.30	36
Heavy crude oil	62.77	53.69	17
Total crude oil and NGLs	80.41	73.60	9
Total crude oil and NGLs (including risk management (1))	74.67	73.44	2

Natural gas:
NYMEX (US$/mmbtu)	4.72	3.48	36
AECO daily index (CDN$/mcf)	5.71	3.20	78
AECO monthly index (CDN$/mcf)	4.75	3.08	54
Bellatrix's average price ($/mcf)	5.88	3.50	68
Bellatrix's average price (including risk management (1)) ($/mcf)	4.88	4.42	10

(1)	Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average price of $98.65/bbl before commodity price risk management contracts during the three months ended March 31, 2014, 7% higher than the average price received in the corresponding period in 2013.  In comparison, the Edmonton par price increased by 13% over the same period. The average WTI crude oil benchmark price increased by 5% between the 2014 and 2013 first quarters.  The average US$/CDN$ foreign exchange rate was 0.9064 for the first quarter of 2014, a decrease of 9% compared to an average rate of 0.9917 in the corresponding period in 2013.

For NGLs (excluding condensate), Bellatrix recorded an average price of $57.50/bbl during the three months ended March 31, 2014, an increase of 36% from the $42.30/bbl received in the comparative 2013 period.  The increase in NGL pricing is largely attributable to changes in NGL market supply conditions between the years.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $62.77/bbl in the first quarter of 2014, an increase of 17% from the $53.69/bbl realized in the same period in 2013.  In comparison, the Bow River reference price increased by 30%, and the Hardisty Heavy reference price increased by 53% between the 2013 and 2014 periods.  The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index.  During the first three months of 2014, the AECO daily reference price increased by 78%, and the AECO monthly reference price increased by approximately 54% compared to the first quarter of 2013. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended March 31, 2014 increased by 68% to $5.88/mcf compared to $3.50/mcf in the comparative 2013 period. Bellatrix's natural gas average price after including commodity price risk management contracts for the first quarter of 2014 was $4.88/mcf, compared to $4.42/mcf in the first quarter of 2013.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2014 was $161.7 million, 149% higher than the $64.9 million realized in the first quarter of 2013. In the first quarter of 2014, Bellatrix realized increased light oil, condensate, natural gas, and NGL sales volumes due primarily to Bellatrix's ongoing drilling success and additional sales volumes realized from the acquisition of Angle in December of 2013.  The higher revenue before other income between the 2014 and 2013 periods was attributable to these increases to sales volumes in conjunction with higher realized prices for all commodities, partially offset by reduced heavy oil sales volumes experienced in the first quarter of 2014.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three months ended March 31, 2014 increased from the comparative 2013 period by approximately 127%, resulting from higher light oil, condensate, and NGL sales volumes in conjunction with increased light oil, condensate, heavy oil, and NGL prices, partially offset by lower heavy oil sales volumes when compared to the first quarter of 2013.  In the first quarter of 2014, total crude oil, condensate and NGL revenues contributed 56% of total revenue (before other income) compared to 61% in the same period in 2013.  Light crude oil, condensate and NGL revenues in the three months ended March 31, 2014 comprised substantially all of total crude oil, condensate and NGL revenues (before other income), compared to a 98% composition realized in the first quarter of 2013.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2014 increased by approximately 185% compared to the first quarter of 2013 as a result of a 68% increase in realized gas prices before risk management in conjunction with an approximate 69% increase in sales volumes.

	Three months ended March 31,
($000s)	2014	2013
Light crude oil and condensate	61,254	30,789
NGLs (excluding condensate)	28,111	7,889
Heavy oil	417	952
Crude oil and NGLs	89,782	39,630
Natural gas	71,937	25,278
Total revenue before other	161,719	64,908
Other income (1)	1,866	635
Total revenue before royalties and risk management	163,585	65,543

(1)	Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of May 5, 2014 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)
	Q2 2014	Q3 2014	Q4 2014
Fixed	110,000	110,000	110,000

Average Price ($/GJ AECO C)
	Q2 2014	Q3 2014	Q4 2014
Fixed	3.61	3.70	3.70

Crude oil and liquids

Average Volumes (bbls/d)

	Q2 2014	Q3 2014	Q4 2014
Fixed (CDN$)	5,000	5,000	5,000
Fixed (US$)	1,000	1,000	1,000

Average Price ($/bbl WTI)

	Q2 2014	Q3 2014	Q4 2014
Fixed price (CDN$/bbl)	96.46	96.46	96.46
Fixed price (US$/bbl)	94.15	94.15	94.15

As of March 31, 2014, the fair value of Bellatrix's outstanding commodity contracts was a net unrealized liability of $40.6 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at March 31, 2014 and will differ from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Condensed Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three months ended March 31, 2014 and 2013 as reflected in the Condensed Consolidated Statements of Comprehensive Income:

Commodity contracts
Three months ended March 31, 2014
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash loss on contracts (1)	(6,417)	(12,221)	(18,638)
Unrealized loss on contracts (3)	(6,064)	(17,612)	(23,676)
Total loss on commodity contracts	(12,481)	(29,833)	(42,314)

Commodity contracts
Three months ended March 31, 2013
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash gain (loss) on contracts (2)	(89)	6,591	6,502
Unrealized gain (loss) on contracts (3)	2,007	(14,306)	(12,299)
Total gain (loss) on commodity contracts	1,918	(7,715)	(5,797)

(1)	In January 2014, the Company settled a 1,500 bbl/d $105.00 US crude call option for the term of February to December 31, 2014 for US $0.5 million.
(2)	In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the fixed prices on natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013.
(3)	Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the first three months of 2014, total royalties were $27.4 million compared to $11.8 million incurred in the first quarter of 2013.  Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2014 were 17% compared with 19% in the same period in 2013.

The Company's minor heavy oil properties, principally consisting of the Frog Lake Alberta assets, are subject to high Crown royalty rates.  The Company's light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program. This is offset by increased royalty rates on wells coming off initial royalty incentive rates and wells drilled on Ferrier lands with higher combined IOGC and GORR royalty rates.

Royalties by Commodity Type	Three months ended March 31,
($000s, except where noted)	2014	2013
Light crude oil, condensate and NGLs	18,590	8,273
$/bbl	16.75	15.89
Average light crude oil, condensate and NGLs royalty rate (%)	21	22

Heavy Oil	194	428
$/bbl	29.13	24.14
Average heavy oil royalty rate (%)	59	47

Natural Gas	8,603	3,084
$/mcf	0.70	0.43
Average natural gas royalty rate (%)	12	13

Total	27,387	11,785
$/boe	8.68	6.77
Average total royalty rate (%)	17	19

Royalties by Type
	Three months ended March 31,
($000s)	2014	2013
Crown royalties	8,255	3,102
Indian Oil and Gas Canada royalties	3,525	2,720
Freehold & GORR	15,607	5,963
Total	27,387	11,785

Expenses
	Three months ended March 31,
($000s)	2014	2013
Production	25,629	15,058
Transportation	5,037	1,445
General and administrative	5,525	3,586
Interest and financing charges (1)	3,727	3,044
Share-based compensation	2,509	1,450

(1)	Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe
	Three months ended March 31,
($ per boe)	2014	2013
Production	8.12	8.65
Transportation	1.61	0.83
General and administrative	1.75	2.06
Interest and financing charges	1.18	1.75
Share-based compensation	0.80	0.83

Production Expenses

For the three months ended March 31, 2014, production expenses totaled $25.6 million ($8.12/boe), compared to $15.1 million ($8.65/boe) in the first quarter of 2013.  In the first three months of 2014, production expenses increased overall but decreased on a per boe basis when compared to the same period in 2013.

Bellatrix is targeting production expenses of approximately $118.0 million ($7.50/boe) in the 2014 year, which is a reduction from the $8.74/boe production expenses incurred for the 2013 year.  This is based upon assumptions of estimated 2014 average production of approximately 42,500 boe/d to 43,500 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to incur lower production expenses.

Production Expenses by Commodity Type
	Three months ended March 31,
($000s, except where noted)	2014	2013
Light crude oil, condensate and NGLs	9,019	6,837
$/bbl	8.13	13.13

Heavy oil	105	290
$/bbl	15.77	16.36

Natural gas	16,505	7,931
$/mcf	1.35	1.10

Total	25,629	15,058
$/boe	8.12	8.65

Total	25,629	15,058
Processing and other third party income (1)	(1,866)	(635)
Total after deducting processing and other third party income	23,763	14,423
$/boe	7.53	8.28

(1)	Processing and other third party income is included within petroleum and natural gas sales in the Condensed Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the first quarter of 2014 were $5.0 million ($1.61/boe), compared to $1.4 million ($0.83/boe) in the same period in 2013. Transportation expenses increased on an overall and per boe basis due primarily to additional firm service at certain receipt points and increased fuel costs resulting from higher natural gas pricing realized during the first quarter of 2014.

Operating Netback

Operating Netback - Corporate (before risk management)
	Three months ended March 31,
($/boe)	2014	2013
Sales	51.27	37.28
Transportation	(1.61)	(0.83)
Royalties	(8.68)	(6.77)
Production expense	(8.12)	(8.65)
Operating netback	32.86	21.03

For the three months ended March 31, 2014, the corporate operating netback (before commodity risk management contracts) was $32.86/boe compared to $21.03/boe in the first quarter of 2013.  The increased netback was primarily the result of higher commodity prices and lower production expenses, partially offset by increased transportation and royalty expenses.  After including commodity risk management contracts, the corporate operating netback for the first three months of 2014 was $26.95/boe compared to $24.77/boe in the same period in 2013. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Operating Netback - Crude Oil, Condensate and NGLs (before risk management)
	Three months ended March 31,
($/bbl)	2014	2013
Sales	80.41	73.60
Transportation	(1.89)	(0.93)
Royalties	(16.82)	(16.16)
Production expense	(8.17)	(13.24)
Operating netback	53.53	43.27

Operating netback for crude oil, condensate and NGLs averaged $53.53/bbl for the three months ended March 31, 2014, a 24% increase from $43.27/bbl realized in the first quarter of 2013. The increased netback was primarily attributable to higher crude oil, condensate, and NGL commodity prices as well as reduced production expenses, partially offset by higher royalties and transportation expenses.  After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the first three months of 2014 decreased to $47.78/bbl compared to $43.11/bbl in the same period in 2013.

Operating Netback - Natural Gas (before risk management)
	Three months ended March 31,
($/mcf)	2014	2013
Sales	5.88	3.50
Transportation	(0.24)	(0.13)
Royalties	(0.70)	(0.43)
Production expense	(1.35)	(1.10)
Operating netback	3.59	1.84

Operating netback for natural gas in the first quarter of 2014 increased by 95% from $1.84/mcf realized in the first three months of 2013 to $3.59/mcf, reflecting increased natural gas prices, partially offset by increased production, transportation, and royalty expenses.  After including commodity risk management contracts, operating netback for natural gas for the three months ended March 31, 2014 decreased to $2.59/mcf, compared to $2.76/mcf in the same period in 2013.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three months ended March 31, 2014 were $5.5 million ($1.75/boe), compared to $3.6 million ($2.06/boe) realized in the first quarter of 2013.  The higher G&A expenses in the 2013 period were reflective of higher compensation costs and additional office rent, partially offset by increased recoveries and capitalization. On a per boe basis, G&A for the first three months of 2014 decreased by approximately 15% when compared to the same period in 2013. The decrease was primarily a result of higher average sales volumes, which more than offset the higher overall costs realized between the 2013 and 2014 periods.

For 2014, the Company is anticipating G&A expenses after capitalization and recoveries to be approximately $25.0 million ($1.60/boe) based on estimated 2014 average production volumes of approximately 42,500 boe/d to 43,500 boe/d.

General and Administrative Expenses
	Three months ended March 31,
($000s, except where noted)	2014	2013
Gross expenses	13,902	6,166
Capitalized	(3,887)	(1,152)
Recoveries	(4,490)	(1,428)
G&A expenses	5,525	3,586
G&A expenses, per unit ($/boe)	1.75	2.06

Interest and Financing Charges

Bellatrix recorded $3.7 million ($1.18/boe) of interest and financing charges related to bank debt in the first three months of 2014, compared to $3.0 million ($1.75/boe) in the first quarter of 2013, which included amounts relating to its then outstanding convertible debentures.  Bellatrix's convertible debentures were settled during September and October of 2013. The overall increase in interest and financing charges was primarily due to higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the first quarter of 2014 compared to the 2013 period.  Bellatrix's total net debt at March 31, 2014 of $473.2 million included $335.1 million of bank debt and the net balance of the working capital deficiency.

Interest and Financing Charges (1)
	Three months ended March 31,
($000s, except where noted)	2014	2013
Interest and financing charges	3,727	3,044
Interest and financing charges ($/boe)	1.18	1.75

(1)	Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2014	2013

Shareholders' equity	933,670	386,750

Long-term debt	335,118	150,827
Convertible debentures (liability component)	-	51,105
Working capital (excess) deficiency (2)	137,970	43,488
Total net debt (2) at period end	473,088	245,420

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	310,568	150,180
Total net debt (2) at period end(5)	473,088	245,420
Total net debt to periods funds flow from operations ratio (annualized) (3)(5)	1.5x	1.6x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) (trailing) (4)(6)	229,091	119,389
Total net debt (2) to funds flow from operations ratio (1) (trailing) (4)(5)(6)	2.1x	2.1x

(1)	As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2)	Net debt and total net debt are considered non-GAAP measures. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(3)	Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4)	Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended March 31, 2014 and March 31, 2013.

(5)	During part of the 2013 year, Bellatrix had outstanding $55.0 million 4.75% convertible unsecured subordinated debentures (the "convertible debentures"). The convertible debentures were converted or redeemed during September and October of 2013. At March 31, 2013, net debt excluding convertible debentures was $194.3 million, net debt excluding convertible debentures to funds flow from operations ratio (trailing) was 1.6x, and net debt excluding convertible debentures to periods funds flow from operations ratio (annualized) was 1.3x .

(6)	The calculations of funds flow from operations (trailing) and total net debt to funds flow from operations ratio (trailing) for March 31, 2014 include Angle funds flow from operations for the twelve-month period ending March 31, 2014.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt
	As at March 31,
($000s)	2014	2013
Total liabilities per financial statements	774,259	373,025
Current liabilities included within working capital calculation	(318,301)	(110,055)
Commodity contract liability - long term	-	(2,999)
Decommissioning liabilities	(71,479)	(44,497)
Finance lease obligation	(11,262)	(12,776)
Deferred lease inducements	(2,493)	-
Deferred taxes	(35,606)	(766)

Working Capital
Current assets	(137,924)	(56,000)
Current liabilities	318,301	110,055
Current portion of finance lease	(1,514)	(1,441)
Current portion of deferred lease inducements	(285)	-
Net commodity contract liability	(40,608)	(9,126)
	137,970	43,488
Total net debt	473,088	245,420
Convertible debentures	-	(51,105)
Net debt	473,088	194,315

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended March 31, 2014 was $2.5 million compared to $1.5 million in the first quarter of 2013. The increase in non-cash share-based compensation expense was primarily a result of a higher expense net of forfeitures for the Company's outstanding share options of $1.3 million (2013: $1.0 million), an expense of $0.9 million (2013: nil) for Restricted Awards ("RAs"), and an expense of $0.4 million (2013: nil) for Performance Awards ("PAs"). The increase was partially offset by higher capitalized share-based compensation of $1.0 million (2013: $0.4 million).

Depletion and Depreciation

Depletion and depreciation expense for the first quarter of 2014 was $36.4 million ($11.54/boe), compared to $17.1 million ($9.82/boe) recognized in the first three months of 2013.  The increase in depletion and depreciation expense on a per boe basis was primarily a result of a higher cost base and increased future development costs, partially offset by an increase in the reserve base used for the depletion calculation.

For the three months ended March 31, 2014, Bellatrix has included a total of $1.1 billion (2013: $456.2 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $69.9 million (2013: $37.9 million) for estimated salvage.

Depletion and Depreciation
	Three months ended March 31,
($000s, except where noted)	2014	2013
Depletion and Depreciation	36,405	17,090
Per unit ($/boe)	11.54	9.82

A total net gain on dispositions of $19.1 million was recognized for the three months ended March 31, 2014 relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the three months ended March 31, 2014.

Impairment of Assets

As at March 31, 2014, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities.  For the three months ended March 31, 2014, the Company recognized a deferred income tax expense of $8.6 million, compared to $1.8 million in the first quarter of 2013.

At March 31, 2014, the Company had a total deferred tax liability balance of $35.6 million.

At March 31, 2014, Bellatrix had approximately $1.3 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	2014	2013
Intangible resource pools:
Canadian exploration expenses	100	99,800	56,200
Canadian development expenses	30	787,500	424,300
Canadian oil and gas property expenses	10	74,500	41,400
Foreign resource expenses	10	800	700
Attributed Canadian Royalty Income	(Alberta) 100	-	16,100
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	-
Undepreciated capital cost (1)	6 - 55	218,300	87,600
Non-capital losses (expire through 2030)	100	94,500	10,000
Financing costs	20 S.L.	9,900	2,000
		1,301,400	638,300

(1)	Approximately $186 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Bellatrix's method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies.   Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations
	Three months ended March 31,
($000s)	2014	2013
Cash flow from operating activities	84,300	35,527
Decommissioning costs incurred	64	279
Change in non-cash working capital	(6,722)	1,739
Funds flow from operations	77,642	37,543

Bellatrix's cash flow from operating activities of $84.3 million ($0.49 per basic share and $0.48 per diluted share) for the three months ended March 31, 2014 increased by 137% from $35.5 million ($0.33 per basic share and $0.30 per diluted share) generated in the comparative 2013 period.  Bellatrix generated funds flow from operations of $77.6 million ($0.45 per basic share and $0.45 per diluted share) for the first quarter of 2014, an increase of 107% from $37.5 million ($0.35 per basic share and $0.32 per diluted share) generated in the first three months of 2013.  The increase in funds flow from operations between the 2014 and 2013 periods was principally due to increased overall production volumes and higher realized prices for all commodities, partially offset by a higher net realized loss on commodity contracts, increased general and administrative expenses, operating, transportation, and royalties expenses.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit.

A net profit of $25.2 million ($0.15 per basic share and $0.14 per diluted share) was recognized for the three months ended March 31, 2014, compared to a net profit of $4.6 million ($0.04 per basic share and $0.04 per diluted share) in the first quarter of 2013.  The higher net profit recorded in the first three months of 2014 compared to 2013 was primarily the result of higher funds from operating activities as noted above and a higher gain on property dispositions. These positive impacts to net profit were partially offset by increased depletion and depreciation, stock-based compensation, and deferred tax expenses, a realized loss on commodity contracts in the first quarter of 2014 compared to a realized gain in the first quarter of 2013, and a greater unrealized loss on commodity contracts in the first quarter of 2014 compared to the same period in 2013.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit
	Three months ended March 31,
($000s, except per share amounts)	2014	2013
Cash flow from operating activities	84,300	35,527
Basic ($/share)	0.49	0.33
Diluted ($/share)	0.48	0.30
Funds flow from operations	77,642	37,545
Basic ($/share)	0.45	0.35
Diluted ($/share)	0.45	0.32
Net profit	25,167	4,561
Basic ($/share)	0.15	0.04
Diluted ($/share)	0.14	0.04

Capital Expenditures

Bellatrix invested $155.9 million in capital expenditures during the three months ended March 31, 2014, compared to $91.6 million in the first quarter of 2013.

Capital Expenditures
	Three months ended March 31,
($000s)	2014	2013
Lease acquisitions and retention	2,473	5,606
Geological and geophysical	745	23
Drilling and completion costs	100,380	76,362
Facilities and equipment	49,088	9,468
Exploration and development (1)	152,686	91,459
Corporate (2)	2,956	140
Property acquisitions	260	10
Total capital expenditures - cash	155,902	91,609
Property dispositions - cash	(39)	5
Total net capital expenditures - cash	155,863	91,614
Capital lease additions - non-cash	-	-
Other - non-cash (3)	-	787
Total non-cash	-	787
Total net capital expenditures	155,863	92,401

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Corporate includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

In the first quarter of 2014, Bellatrix posted a 100% success rate, drilling and/or participating in 44 gross (25.56 net) wells, resulting in 36 gross (21.87 net) Cardium oil wells, 7 gross (3.04 net) Notikewin/Falher liquids-rich gas wells, and one gross (0.65 net) Cardium gas well.

By comparison, during the 2013 first quarter, Bellatrix drilled or participated in 21 gross (17.08 net) wells, which included 18 gross (14.98 net) Cardium light oil horizontal wells and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas horizontal wells.

The $155.9 million capital program for the three months ended March 31, 2014 was financed from a combination of funds flow from operations and bank debt.

Based on the current economic conditions and Bellatrix's operating forecast for 2014, the Company budgets a revised net capital program of $440 million funded from the Company's cash flows and to the extent necessary, bank indebtedness.  The 2014 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Mannville formations.

Decommissioning Liabilities

At March 31, 2014, Bellatrix has recorded decommissioning liabilities of $71.5 million, compared to $67.1 million at December 31, 2013, for future abandonment and reclamation of the Company's properties.  For the three months ended March 31, 2014, decommissioning liabilities increased by a net $4.4 million as a result of $1.4 million incurred on development activities, $2.6 million resulting from changes in estimates, and $0.4 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values.  The $2.6 million increase as a result of changes in estimates was primarily due to discount rate variations between March 31, 2014 and December 31, 2013.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments - which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Recent market conditions have resulted in Bellatrix experiencing recent upward trends in natural gas, light oil and condensate, and NGL pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is approximately $24.6 million.  Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $473.1 million at March 31, 2014 have increased by $77.6 million from $395.5 million at December 31, 2013, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed its 2014 capital program. Included within the working capital deficiency is $81.0 million in advances from joint venture partner, the majority of which represents drilling obligations predominantly under the Company's joint venture obligations with TCA and Grafton, and under the Daewoo and Devonian Partnership.  Total net debt excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Funds flow from operations represents 50% of the funding requirements for Bellatrix's capital expenditures for the three months ended March 31, 2014.

As of March 31, 2014, the Company's credit facilities are available on an extendible revolving term basis and consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.   The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2014.

The Company's credit facilities contain market standard terms and conditions, and include, for instance, restrictions on asset dispositions and hedging.  Generally speaking, dispositions of properties to which the Company is given lending value in the determination of the borrowing base are not permitted unless the NPV 10% value attributed to all properties sold in a fiscal year does not exceed 5% of the current borrowing base, or unless there would be no borrowing base shortfall as a result of such properties being sold.  Hedging transactions must not be done for speculative purposes, and the term of any hedging contract cannot exceed 3 years for commodity swaps or 2 years for interest rate or exchange rate swaps.  The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company's average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on our production for the previous fiscal quarter.  The aggregate amount hedged under all interest rate swaps cannot exceed 60% of the amount of the commitment under the credit facilities, and the aggregate amount hedged under all exchange rate swaps cannot exceed 60% of our US dollar revenue over the previous 3 months.

As at March 31, 2014, approximately $164.4 million or 33% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary.  Bellatrix has the ability to fund its revised 2014 capital program of $440 million by utilizing cash flow, proceeds from asset dispositions, and to the extent necessary, bank indebtedness.

As at April 30, 2014, Bellatrix had outstanding a total of 9,196,172 options exercisable at an average exercise price of $5.43 per share and 172,988,561 common shares.

Commitments

As at March 31, 2014, Bellatrix committed to drill 4 gross (2.0 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.9 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$ 52.5	$ 140.0	$ 35.0
Remaining wells to drill at March 31, 2014	5	12	7
Remaining estimated total cost ($000s)	$ 17.5	$ 42.0	$ 24.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture previously discussed.  In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$ 244.0	$ 200.0	$ 240.0
Estimated total cost ($000s) (net) (1)	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at March 31, 2014 (gross)	41	47	29
Remaining wells to drill at March 31, 2014 (net)	7.3	20.6	14.5
Remaining estimated total cost ($000s) (gross) (1)	$ 167.4	$ 137.6	$ 110.5
Remaining estimated total cost ($000s) (net) (1)	$ 30.1	$ 80.8	$ 55.2

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix's total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix's total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix's estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo and Devonian Partnership gross capital divided by initial total gross capital including third parties.
(2)	Subsequent to March 31, 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture.

The Company had the following liabilities as at March 31, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$ 194,856	$ 194,856	$ -	$ -	$ -
Advances from joint venture partners	81,038	81,038	-	-	-
Long-term debt - principal (2)	335,118	-	335,118	-	-
Commodity contract liability	40,608	40,608	-	-	-
Decommissioning liabilities (3)	71,479	-	2,248	3,375	65,856
Finance lease obligation	12,776	1,514	3,207	2,448	5,607
Deferred lease inducements	2,778	285	285	285	1,923
Total	$ 738,653	$ 318,301	$ 340,858	$ 6,108	$ 73,386

(1)	Includes $0.5 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2017 and 2068).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2014.

Business Prospects and 2014 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.

During the second quarter the Company will utilize its existing multi-well drilling and production pad sites to maintain at least 5 active drilling rigs targeting 20 to 22 gross (9 to 10 net) wells.  As soon as practical, when existing road restrictions are removed, Bellatrix will be active in drilling with 10 to 12 rigs operating in its two core resource plays, the Cardium oil (Bellatrix is the second largest land holder with 338 net sections in the Cardium play) and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology for the remainder of 2014.

A revised net capital budget of $440 million has been set for fiscal 2014.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 42,500 boe/d to 43,500 boe/d and an exit rate of approximately 47,000 boe/d.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Annual Information Form for the year ended December 31, 2013.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2013 continue to be critical in determining Bellatrix's unaudited financial results as of March 31, 2014. There were no changes in accounting policies during the three months ended March 31, 2014, except as noted below.

IFRIC 21 - "Levies", which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government.  This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014.  The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to "Offsetting Financial Assets and Financial Liabilities" addressed within IAS 32 - "Financial Instruments: Presentation", which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis.  The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2013, available at www.sedar.com or as part of the Company's annual report on Form 40-F for the year ended December 31, 2013, which may be found at www.sec.gov.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated.  When the loss is determined, it is charged to earnings.  The Company's management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes.  This is based on actual average prices received for the first quarter of 2014 and average production volumes of 35,049 boe/d during that period, as well as the same level of debt outstanding as at March 31, 2014.  Diluted weighted average shares are based upon the first quarter of 2014.  These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities.  Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	4,000	0.02
Change of $0.10/ mcf	4,400	0.03
Change of US $0.01 CDN/ US exchange rate	2,600	0.02
Change in prime of 1%	3,400	0.02

(1)	The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to non-GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2014, 2013 and 2012.

2014 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31
Revenues before royalties and risk management	163,585
Cash flow from operating activities	84,300
Cash flow from operating activities per share
Basic	$0.49
Diluted	$0.48
Funds flow from operations (1)	77,642
Funds flow from operations per share (1)
Basic	$0.45
Diluted	$0.45
Net profit	25,167
Net profit per share
Basic	$0.15
Diluted	$0.14
Net capital expenditures (cash)	155,863
2013 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	65,543	74,564	68,329	83,455
Cash flow from operating activities	35,527	29,611	25,069	38,025
Cash flow from operating activities per share
Basic	$0.33	$0.27	$0.23	$0.30
Diluted	$0.30	$0.25	$0.21	$0.29
Funds flow from operations (1)	37,545	36,563	30,002	39,349
Funds flow from operations per share (1)
Basic	$0.35	$0.34	$0.28	$0.31
Diluted	$0.32	$0.31	$0.25	$0.30
Net profit	4,561	15,466	29,453	22,195
Net profit per share
Basic	$0.04	$0.14	$0.27	$0.17
Diluted	$0.04	$0.13	$0.25	$0.17
Net capital expenditures (cash)	91,614	46,700	49,452	99,199
2012 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations (1)	29,194	25,366	26,613	29,865
Funds flow from operations per share (1)
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Net capital expenditures (cash)	73,831	16,284	35,515	64,383

(1)	Refer to "Non-GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited, expressed in Canadian dollars)
	March 31,	December 31,
($000s)	2014	2013

ASSETS
Current assets
Restricted cash	$ 19,743	$ 38,148
Accounts receivable (note 12)	103,682	80,306
Deposits and prepaid expenses	14,499	10,001
Commodity contract asset (note 12)	-	345
	137,924	128,800
Exploration and evaluation assets (note 3)	123,182	132,971
Property, plant and equipment (note 4)	1,446,823	1,293,409
Total assets	$ 1,707,929	$ 1,555,180

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 194,856	$ 137,465
Advances from joint venture partners	81,038	99,380
Current portion of finance lease obligation	1,514	1,495
Current portion of deferred lease inducements	285	285
Commodity contract liability (note 12)	40,608	17,278
	318,301	255,903

Long-term debt (note 5)	335,118	287,092
Finance lease obligation	11,262	11,637
Deferred lease inducements	2,493	2,565
Decommissioning liabilities	71,479	67,075
Deferred taxes (note 8)	35,606	27,034
Total liabilities	774,259	651,306

SHAREHOLDERS' EQUITY
Shareholders' capital	828,073	824,065
Contributed surplus	39,579	38,958
Retained earnings	66,018	40,851
Total shareholders' equity	933,670	903,874
Total liabilities and shareholders' equity	$ 1,707,929	$ 1,555,180

COMMITMENTS (note 11)

SUBSEQUENT EVENTS (note 14)
See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, expressed in Canadian dollars) For the three months ended March 31,
($000s, except per share amounts)	2014	2013

REVENUES
Petroleum and natural gas sales	$ 161,719	$ 64,908
Other income	1,866	635
Royalties	(27,387)	(11,785)
Total revenues	136,198	53,758

Realized gain (loss) on commodity contracts	(18,638)	6,502
Unrealized loss on commodity contracts	(23,676)	(12,299)
	93,884	47,961

EXPENSES
Production	25,629	15,058
Transportation	5,037	1,445
General and administrative	5,525	3,586
Share-based compensation (note 6)	2,509	1,450
Depletion and depreciation (note 4)	36,405	17,090
Gain on property dispositions and swaps (note 4)	(19,114)	(250)
	55,991	38,379

NET PROFIT BEFORE FINANCE AND TAXES	37,893	9,582

Finance expenses (note 9)	4,157	3,217

NET PROFIT BEFORE TAXES	33,736	6,365

TAXES
Deferred tax expense (note 8)	8,569	1,804

NET PROFIT AND COMPREHENSIVE INCOME	$ 25,167	$ 4,561

Net profit per share (note 10)
Basic	$0.15	$0.04
Diluted	$0.14	$0.04

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited, expressed in Canadian dollars) For the three months ended March 31,
($000s)	2014	2013

SHAREHOLDERS' CAPITAL
Common shares
Balance, beginning of year	$ 824,065	$ 371,576
Issued for cash on exercise of share options	3,251	191
Share issue costs adjustment, net of tax	32	-
Contributed surplus transferred on exercised options	725	83
Balance, end of period	828,073	371,850

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	-	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of year	38,958	37,284
Share-based compensation expense	1,428	975
Adjustment of share-based compensation expense for forfeitures of unvested share options	(82)	(83)
Transfer to share capital for exercised options	(725)	(83)
Balance, end of period	39,579	38,093

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	40,851	(32,132)
Net profit	25,167	4,561
Balance, end of period	66,018	(27,571)

TOTAL SHAREHOLDERS' EQUITY	$ 933,670	$ 386,750

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, expressed in Canadian dollars) For the three months ended March 31,
($000s)	2014	2013

Cash provided by (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit	$ 25,167	$ 4,561
Adjustments for:
Depletion and depreciation	36,405	17,090
Finance expenses (note 9)	430	591
Share-based compensation (note 6)	2,509	1,450
Unrealized loss on commodity contracts	23,676	12,299
Gain on property dispositions and swaps (note 4)	(19,114)	(250)
Deferred tax expense (note 8)	8,569	1,804
Decommissioning costs incurred	(64)	(279)
Change in non-cash working capital (note 7)	6,722	(1,739)
	84,300	35,527

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	3,251	191
Issue costs on share capital	34	-
Advances from loans and borrowings	485,800	171,030
Repayment of loans and borrowings	(437,774)	(153,250)
Obligations under finance lease	(356)	(339)
Deferred lease inducements	(71)	-
Change in non-cash working capital (note 7)	(190)	716
	50,694	18,348

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(800)	(5,692)
Additions to property, plant and equipment	(155,102)	(85,917)
Proceeds on sale of property, plant and equipment	39	(5)
Change in non-cash working capital (note 7)	20,869	37,739
	(134,994)	(53,875)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$ -	$ -

Cash paid:
Interest	$ 3,480	$ 1,318
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production oil and gas company.

2. BASIS OF PREPARATION

a.     Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on May 5, 2014.  The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting.  The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2013 audited annual financial statements, available at www.sedar.com.  The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2013 audited annual financial statements, except as noted below.

b.     Change in accounting policies

IFRIC 21 - "Levies", which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government.  This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014.  The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to "Offsetting Financial Assets and Financial Liabilities" addressed within IAS 32 - "Financial Instruments: Presentation", which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis.  The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

c.     Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The interim financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2013. The interim financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2013.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2012	$ 38,177
Acquisitions through business combinations, net	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	132,971
Additions	800
Transfer to oil and natural gas properties	(10,589)
Disposals (1)	-
Balance, March 31, 2014	$ 123,182

(1)	Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)
	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2012	$ 851,108	$ 2,802	$ 853,910
Acquisitions through business combinations, net	498,371	-	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	-	7,424
Farmout wells	11,244	-	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Additions	157,160	2,956	160,116
Transfer from exploration and evaluation assets	10,589	-	10,589
Farmout wells	19,608	-	19,608
Disposals (1)	(494)	-	(494)
Balance, March 31, 2014	$ 1,815,890	$ 14,541	$ 1,830,431

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2012	$ 262,570	$ 1,581	$ 264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	$ 344,962	$ 2,241	$ 347,203
Charge for time period	35,804	601	36,405
Balance, March 31, 2014	$ 380,766	$ 2,842	$ 383,608
(1) Disposals include swaps.

Carrying amounts
At December 31, 2013	$ 1,284,065	$ 9,344	$ 1,293,409
At March 31, 2014	$ 1,435,124	$ 11,699	$ 1,446,823

Bellatrix has included $1.1 billion (2013: $456.2 million) for future development costs and excluded $69.9 million (2013: $37.9 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2014.

A total net gain on dispositions of $19.1 million was recognized for the three months ended March 31, 2014 relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the three months ended March 31, 2014.

For the three months ended March 31, 2014, the Company capitalized $3.9 million (2013: $1.2 million) of general and administrative expenses, and $1.0 million (2013: $0.4 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5. LONG-TERM DEBT

As of March 31, 2014, the Company's credit facilities are available on an extendible revolving term basis and consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending on the type of borrowing and the Company's debt to cash ratio.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.   The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2014.

As principal payment would not be required under the revolving term facility for more than 365 days from March 31, 2014 if the facility was not extended, the entire amounts owing on the credit facilities have been classified as long-term.

As at March 31, 2014, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at March 31, 2014, the Company had approximately $164.4 million or 33% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its debt covenants.

6. SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company's share-based compensation plans for the three months ended March 31, 2014:

($000s)
	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the period (1)	$ 813	$ 867	$ 583	$ 246	$ 2,509
Liability balance, March 31, 2014	$ -	$ 4,912	$ 1,890	$ 850	$ 7,652

(1)	The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.5 million. The expense for restricted awards is net of capitalization of $0.3 million. The expense for performance awards is net of capitalization of $0.2 million.

The following table provides a summary of the Company's share-based compensation plans for the three months ended March 31, 2013:

($000s)
	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the period (1)	$ 521	$ 929	$ -	$ -	$ 1,450
Liability balance, March 31, 2013	$ -	$ 2,657	$ -	$ -	$ 2,657

(1)	The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.4 million.

a.     Share Option Plan

During the three months ended March 31, 2014, Bellatrix granted 228,000 (2013: nil) share options.  The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the three months ended March 31, 2014, and the weighted average assumptions used in their determination are as noted below:

2014
Inputs:
Share price	$ 8.55
Exercise price	$ 8.55
Risk free interest rate (%)	1.2
Option life (years)	2.8
Option volatility (%)	45
Results:
Weighted average fair value of each share option granted	$ 2.63

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company's common shares on the Toronto Stock Exchange ("TSX") for the three months ended March 31, 2014 was $8.41 (2013: $5.37).

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$ 4.75	11,182,963
Granted	$ 8.55	228,000
Exercised	$ 1.84	(1,770,623)
Forfeited	$ 6.61	(167,835)
Balance, March 31, 2014	$ 5.36	9,472,505

As of March 31, 2014, a total of 14,067,450 common shares were reserved for issuance on exercise of share options, leaving an additional 4,594,945 available for future share option grants.

Share Options Outstanding, March 31, 2014
	Outstanding			Exercisable
Exercise Price	At March 31, 2014	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At March 31, 2014	Exercise Price
$ 0.75 - $ 3.36	815,336	$ 2.43	1.9	528,668	$ 2.04
$ 3.37 - $ 3.81	1,415,666	$ 3.42	3.1	519,659	$ 3.46
$ 3.82 - $ 3.91	1,478,000	$ 3.88	1.0	1,478,000	$ 3.88
$ 3.92 - $ 5.22	595,668	$ 4.41	2.9	254,663	$ 4.60
$ 5.23 - $ 5.38	1,723,668	$ 5.33	2.2	1,141,985	$ 5.33
$ 5.39 - $ 7.68	1,716,167	$ 7.23	4.5	47,500	$ 5.49
$ 7.69 - $ 8.84	1,728,000	$ 8.07	4.8	-	-
$ 0.75 - $ 8.84	9,472,505	$ 5.36	3.0	3,970,475	$ 4.06

b.     Deferred Share Unit Plan

During the three months ended March 31, 2014, the Company granted 14,115 (2013: 2,164) DSUs, and had 547,021 DSUs outstanding as at March 31, 2014 (2013: 410,688).

c.     Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards ("RAs") and Performance Awards ("PAs") to officers, employees, and other service providers.  Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather cash in lieu of such common shares.

During the three months ended March 31, 2014, the Company granted nil (2013: nil) RAs, and had 490,300 RAs outstanding as at March 31, 2014 (2013: nil).

During the three months ended March 31, 2014, the Company granted nil (2013: nil) PAs, and had 452,700 PAs outstanding as at March 31, 2014 (2013: nil).

7. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
	Three months ended March 31,
($000s)	2014	2013
Changes in non-cash working capital items:
Restricted cash	$ 18,405	$ -
Accounts receivable	(23,376)	(8,116)
Deposits and prepaid expenses	(4,498)	(2,956)
Accounts payable and accrued liabilities	55,212	50,054
Advances from joint venture partners	(18,342)	(2,266)
Deferred lease inducements	-	-
	$ 27,401	$ 36,716
Changes related to:
Operating activities	$ 6,722	$ (1,739)
Financing activities	(190)	716
Investing activities	20,869	37,739
	$ 27,401	$ 36,716

8. INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at March 31, 2014, Bellatrix had approximately $1.3 billion in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $94.5 million that expire in years through 2030.

9. FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2014	2013
Finance expense
Interest on long-term debt	$ 3,727	$ 1,982
Interest on convertible debentures	-	644

Accretion on convertible debentures	-	418
Accretion on decommissioning liabilities	430	173
	430	591
Finance expense	$ 4,157	$ 3,217

10. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three months ended March 31, 2014 was based on a net profit of $25.2 million (2013: $4.6 million).

	Three months ended March 31,
	2014	2013
Basic common shares outstanding	172,761,228	107,919,329
Dilutive effect of:
Share options outstanding	9,472,505	9,293,228
Shares issuable for convertible debentures	-	9,821,429
Fully diluted common shares outstanding	182,233,733	127,033,986
Weighted average shares outstanding	171,626,707	107,882,027
Dilutive effect of share options and convertible debentures (1)	2,695,223	2,843,057
Diluted weighted average shares outstanding	174,321,930	110,725,084

(1)	For the three months ended March 31, 2014, a total of 2,695,223 share options were included in the calculation as they were dilutive.
For the three months ended March 31, 2013, a total of 2,843,057 share options were included in the calculation as they were dilutive, and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were excluded from the calculation as they were not dilutive.

11. COMMITMENTS

As at March 31, 2014, Bellatrix committed to drill 4 gross (2.0 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.9 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$ 52.5	$ 140.0	$ 35.0
Remaining wells to drill at March 31, 2014	5	12	7
Remaining estimated total cost ($000s)	$ 17.5	$ 42.0	$ 24.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture.  In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$ 244.0	$ 200.0	$ 240.0
Estimated total cost ($000s) (net) (1)	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at March 31, 2014 (gross)	41	47	29
Remaining wells to drill at March 31, 2014 (net)	7.3	20.6	14.5
Remaining estimated total cost ($000s) (gross) (1)	$ 167.4	$ 137.6	$ 110.5
Remaining estimated total cost ($000s) (net) (1)	$ 30.1	$ 80.8	$ 55.2

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix's total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix's total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix's estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo and Devonian Partnership gross capital divided by initial total gross capital including third parties.
(2)	Subsequent to March 31, 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture.

12. FINANCIAL RISK MANAGEMENT

a.     Credit Risk

As at March 31, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$ 34,747	$ 4,039	$ 38,786
Amounts due from government agencies	-	-	-
Revenue and other accruals	57,406	8,013	65,419
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(544)	(544)
Total accounts receivable	$ 92,153	$ 11,529	$ 103,682

Amounts due from government agencies include GST and royalty adjustments.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.     Liquidity Risk

The following are the contractual maturities of liabilities as at March 31, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$ 194,856	$ 194,856	$ -	$ -	$ -
Advances from joint venture partners	81,038	81,038	-	-	-
Long-term debt - principal (2)	335,118	-	335,118	-	-
Commodity contract liability	40,608	40,608	-	-	-
Decommissioning liabilities (3)	71,479	-	2,248	3,375	65,856
Finance lease obligation	12,776	1,514	3,207	2,448	5,607
Deferred lease inducements	2,778	285	285	285	1,923
Total	$ 738,653	$ 318,301	$ 340,858	$ 6,108	$ 73,386

(1)	Includes $0.5 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2017 and 2068).

c.     Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at March 31, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.85 CDN	$ 3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.84 CDN	$ 3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 4.14 CDN	$ 4.14 CDN	AECO

13. FAIR VALUE

The Company's financial instruments as at March 31, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.  The fair value of commodity contracts as at March 31, 2014 was a net liability of $40.6 million (March 31, 2013: $12.1 million net liability).  The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

14. SUBSEQUENT EVENTS

Grafton Joint Venture Capital Investment Increase

On April 10, 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is located in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement prior to the exercise of this option, Grafton was committed to contributing 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 net Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest ("WI") in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture WI. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Blaze Pipeline

On April 2, 2014, Bellatrix announced the completion of a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze"), completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant located at 4-31-48-12W5.  Bellatrix has secured firm processing capacity of 100 mmcf/d in the plant.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655

or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:05e 06-MAY-14